                                                                   EXHIBIT 23.4

                                LEHMAN BROTHERS

                                                                  June 25, 2002

Special Committee of the Board of Directors
Encompass Services Corporation
8 Greenway Plaza
Suite 1500
Houston, TX 77048

Members of the Special Committee of the Board:

   We understand that Encompass Services Corporation ("Encompass" or the "Company") intends to effect a $50,000,000 rights offering (the "Rights Offering") in which the Company will distribute non-transferable rights ("Purchase Rights") to purchase shares of the Company's common stock (the "Common Stock") to the holders of Common Stock and the holders of shares of the Company's 7.25% Convertible Preferred Stock (the "Preferred Stock") at a per share price (the "Subscription Price") equal to the lower of (i) $0.70 per share of Common Stock (or share of Common Stock underlying the Series C Preferred Stock) and (ii) the average of the closing prices of the Common Stock on the New York Stock Exchange over a period of ten (10) business days beginning on the first business day after the public announcement of the Rights Offering; provided, that if such average is less than $0.55, the Subscription Price will be $0.55. We further understand that the Company, Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. (collectively, "Apollo IV") intend to enter into a Securities Purchase Agreement, dated June 27, 2002 (the "Agreement"), pursuant to which Apollo IV through the exercise of Purchase Rights (and to the extent necessary, through additional purchases) will buy a number of shares of Common Stock and, if there are not sufficient shares of authorized Common Stock available, shares of the Company's Series C Convertible Participating Preferred Stock (the "Series C Preferred Stock"), such that the number of shares of Common Stock and shares of Common Stock issuable upon conversion of the shares of Series C Preferred Stock purchased by Apollo IV equal $35,000,000 divided by the Subscription Price (the "Proposed Transaction"). We further understand that in the Proposed Transaction Apollo IV will purchase each share of Common Stock at the Subscription Price, and if necessary, each share of Series C Preferred Stock at two times the Subscription Price. We further understand that the principal terms of the Series C Preferred Stock and the Common Stock are substantially identical except that, (i) the Series C Preferred Stock has a $0.02 per share liquidation preference over the Common Stock, (ii) each share of Series C Preferred Stock automatically converts into 2 shares of Common Stock (subject to customary anti-dilution provisions) once the Company has sufficient available authorized shares of Common Stock to permit conversion and (iii) each share of Series C Preferred Stock votes on an as converted basis with the Common Stock. We understand that concurrent with the Rights Offering, the Company is soliciting its shareholders to approve the purchase of additional shares of Common Stock by Apollo IV. We also understand that the number of shares of Common Stock beneficially owned by Apollo IV and certain of its affiliates as of March 31, 2002 consisted of 21,293,269 shares of Common Stock issuable upon conversion of the shares of Preferred Stock currently held by Apollo IV and certain of its affiliates and 1,287,500 shares of Common Stock that may be purchased pursuant to warrants (the "Existing Warrants") for an aggregate beneficial ownership interest of approximately 26.1%. We also understand that Apollo IV has appointed three directors to the Board of Directors of the Company. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and the Statement of Designation of the Series C Preferred Stock.

   We further understand that prior to or concurrent with the consummation of the Proposed Transaction, Encompass and its senior lenders will amend certain restrictive covenants contained in the credit agreement among the Company and the lenders named therein (as amended on November 9, 2001, the "Credit Agreement") so that, among other things, the Company will not be in violation of its financial covenants as of June 30, 2002 and will, therefore, not be in default under the Credit Agreement. The Proposed Transaction is conditioned on such amendment of the Credit Agreement.

   We have been requested by the Special Committee of the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the consideration to be received by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, (i) the Company's underlying business decision to proceed with or effect the Rights Offering or the Proposed Transaction, (ii) the proposed amendment to the Credit Agreement,
(iii) the long term financial viability of the Company or (iv) whether or not a shareholder should exercise the Purchase Rights distributed to such shareholder.

   In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, a draft of the Statement of Designation of the Series C Preferred Stock, and the specific terms of the Proposed Transaction and the Rights Offering, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including information with respect to the Company's anticipated capital and investment expenditures, debt payments and working capital requirements, (4) financial projections of the Company prepared by management of the Company (the "Projections"), (5) the trading histories of the Company's common stock and debt securities from April 30, 2001 to the present, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, (7) published reports of third party research analysts with respect to the financial condition and future financial performance of the Company, (8) the current covenants contained in the Credit Agreement and the Company's ability to comply with such covenants, (9) the potential impact on the Company's customers, employees, suppliers, and surety bond providers of a possible default under the Credit Agreement and a lapse or perceived lapse in liquidity available to the Company to carry on its business in the ordinary course, (10) the Company's current liquidity position and its impact on current operations, the Company's ability to meet its cash requirements in the future and alternative sources of liquidity presently available to the Company, (11) the potential availability of, and likely terms associated with, various capital markets financing alternatives that the Company could pursue, (12) the Company's current financial obligations and its ability to meet such obligations from its existing or currently projected operations, (13) the current credit ratings assigned to Encompass' debt securities and the outlook assigned to such securities by the rating agencies, (14) the results of Credit Suisse First Boston Corporation's previous efforts to solicit indications of interest from third parties with respect to an investment in the Company, (15) the pro forma financial consequences to the Company of the Proposed Transaction, and (16) the potential that Apollo IV, following the consummation of the Proposed Transaction and the Rights Offering, may obtain a majority of the voting power of the Company's voting securities. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

   In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Projections, upon advice of the Company we have assumed that such Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the future performance of the Company, and we have relied upon such Projections in performing our analysis. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, the Company has not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to an equity investment in or financing of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

   Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be received by the Company in the Proposed Transaction is fair to the Company.

   We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee upon delivery of this opinion. The Company also has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We have performed various investment banking services for Apollo IV and its affiliates in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the securities of the Company and in securities of companies and other entities in which Apollo IV and its affiliates may have an interest, for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Certain affiliates of Lehman Brothers invest in funds managed by affiliates of Apollo IV.

   This opinion is for the use and benefit of the Special Committee of the Board of Directors of the Company and is rendered to the Special Committee of the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the purchase of additional shares of Common Stock by Apollo IV or whether or not a shareholder should exercise the Purchase Rights distributed to such shareholder.

                                          LEHMAN BROTHERS

                                      3